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                                   EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

Whitcomb Investments, Inc., a Massachusetts corporation

Forrester Research, B.V., a Dutch corporation.

Forrester Research Limited, a United  Kingdom corporation

Forrester Research KK, a Japanese corporation

Forrester Research Australia Pty. Ltd., an Australian corporation

Forrester Research (Canada) Inc., a Canadian corporation

Forrester Research GmbH & Co. KG, a German partnership

Forrester Verwaltungs GmbH, a German corporation

Forrester Beteiligungs GmbH, a German corporation

Forrester Research GmbH, a Swiss corporation

Forrester Research Israel Limited, an Israeli corporation

Forrester Research SAS, a French corporation

Forrester Research APS, a Danish corporation

Forrester Research S.r.l., an Italian corporation

Giga Information Group Limited, a United Kingdom corporation

Whitcomb AB, a Swedish corporation